Exhibit 22.1

Subsidiaries of Registrant

The Company or the registrant has seven wholly-owned subsidiaries. Six of which are corporations organized under the laws of The State of New Hampshire: CECo, E&H, UNITIL Power, UNITIL Realty, UNITIL Resources and UNITIL Service. The seventh, FG&E, is organized under the laws of The State of Massachusetts.